UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934
                                (Amendment No. 5)


                                 L.B. Foster Co.
       -----------------------------------------------------------------
                                (Name of Issuer)

                                  Common Shares
       -----------------------------------------------------------------
                         (Title of Class of Securities)

                                    350060109
        -----------------------------------------------------------------
                                 (CUSIP Number)


* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               Page 1 of 4 Pages

                                  SCHEDULE 13G

CUSIP No. 350060109                                       Page 2 of 4 Pages

1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Quaker Capital Management Corporation
      -------------------------------------

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                          (a)
                                                                             ---

                                                                          (b) X
                                                                             ---
3     SEC USE ONLY

4     CITIZENSHIP OR PLACE OF ORGANIZATION

            Pennsylvania
            ------------

   NUMBER OF                  5  SOLE VOTING POWER                       168,500
     SHARES
  BENEFICIALLY                6  SHARED VOTING POWER                     431,200
    OWNED BY
     EACH                     7  SOLE DISPOSITIVE POWER                  168,500
   REPORTING
    PERSON                    8  SHARED DISPOSITIVE POWER                431,200
     WITH

9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
            599,700
            -------

10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES
                     -------

      The Reporting Person disclaims beneficial ownership of 431,200 shares owned by its clients.


11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

            5.96%
            -----

12    TYPE OF REPORTING PERSON*

           IA
          ----

                                Page 2 of 4 Pages

                         AMENDMENT NO. 5 TO SCHEDULE 13G
                               CUSIP NO. 350060109

      This  constitutes  Amendment  No. 5 to the Schedule 13G of Quaker  Capital
Management Corporation filed with the Securities and Exchange Commission on February 5, 1993 relating to the Common Stock of L.B. Foster Co., as amended by Amendment No. 1 filed with the Commission on February 10, 1994, Amendment No. 2 filed with the Commission on February 14, 1995, Amendment No. 3 filed with the Commission on February 15, 1996, and Amendment No. 4 filed with the Commission on February 11, 1997 (the "Schedule 13G").

Item 4 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:

Item 4.     Ownership
            ---------

            (a) The Reporting Person, in its capacity as investment adviser, may be deemed to be the beneficial owner of 431,200 shares of the Common Stock of the Issuer which are owned by various investment advisory clients of the Reporting Person in accounts over which the Reporting Person has discretionary authority. The filing of this report shall not be construed as an admission that the Reporting Person is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of these securities. Additionally, the Reporting Person and/or its principals own 168,500 shares of the Common Stock of the Issuer.

            (b) The shares covered by this report represent 5.96% of the Common Stock of the Issuer.

            (c) None of the clients of the Reporting Person is known to own more than 5% of the Common Stock of the Issuer. The Reporting Person shares voting and dispositive power over the 431,200 shares owned by its clients and held in accounts over which it has discretionary authority. The Reporting Person and/or its principals have sole voting and dispositive power over the 168,500 shares owned by the Reporting Person and/or its principals.

Item 6 of the Schedule 13G is hereby amended and restated to read in its entirety as follows:


                               Page 3 of 4 Pages

Item 6.     Ownership of More than Five Percent on
            Behalf of Another Person
            --------------------------------------

            431,200 of the shares with respect to which this report is filed are owned by a variety of investment advisory clients of the Reporting Person, which clients are entitled to receive dividends on and the proceeds from the sale of such shares. No client is known to own more than 5% of the class.


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                  QUAKER CAPITAL MANAGEMENT CORPORATION




February 12, 1998                 By:   /s/Mark G. Schoeppner
                                        -------------------------------
                                        Mark G. Schoeppner
                                        President


                                Page 4 of 4 Pages